EXHIBIT 99

Employee Stock Purchase Plan
Financial Statements
December 31, 1994 and 1993

Price Waterhouse LLP

REPORT OF INDEPENDENT ACCOUNTANTS

February 15, 1995

To the Participants and Administrative Committee of General Housewares Corp. Employee Stock Purchase Plan

In our opinion, the accompanying statements of financial condition and of income and changes in plan equity present fairly, in all material respects, the financial condition of General Housewares Corp. Employee Stock Purchase Plan at December 31, 1994 and 1993, and the changes in its financial condition for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

STATEMENT OF FINANCIAL CONDITION

                                                                  December 31,
                                                                1994        1993
PLAN ASSETS
Investments in employer's securities
  (cost, 1994 - $159,750; 1993 - $113,973)                      $ 183,016   $ 113,100

LIABILITIES AND PLAN EQUITY
Liabilities                                                             -           -
Plan Equity                                                     $ 183,016   $ 113,100



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
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                             Year           Year
                                                             Ended          Ended
                                                             December 31,   December 31,
                                                             1994           1993

Dividend income                                              $   3,213      $   1,532
Administrative expenses                                           (149)           (72)

Net dividend income                                              3,064          1,460

Unrealized appreciation (depreciation)
  in investments                                                23,573         (5,297)

Participant contributions                                       68,905         90,758

Participant distributions                                      (25,626)       (26,600)

Net increase in plan equity                                     69,916         60,321

Plan equity at beginning of period                             113,100         52,779
                                                             ---------      ---------
Plan equity at end of period                                 $ 183,016      $ 113,100


NOTES TO FINANCIAL STATEMENTS

1.           DESCRIPTION OF THE PLAN

             The following description of the General Housewares Corp. (Company) Employee Stock Purchase Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

             ELIGIBILITY

             All full time employees who have completed three months of service will be eligible to participate and be a participant in the Plan at the beginning of the next calendar quarter subsequent to their completion of three months of service.

             STOCK PURCHASES

             First Chicago Trust Company of New York, the Custodian for the Plan, will purchase common stock either (1) in the open market, (2) from an employee desiring to dispose of his/her shares pursuant to the Plan or (3) from the Company. The Company will pay all brokerage fees on all purchases of common stock under the Plan.

             The price at which shares of common stock will be purchased will be the lesser of:

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             (a)       90% of  the  market  value  of the  common  stock  on the
                       first business day of the applicable calendar quarter, or

             (b) 90% of the market value of the common stock on the last business day of such calendar quarter.

             The number of shares of common stock that will generally be purchased in each calendar quarter will be equal to the amount of payroll deductions made during such quarter plus any accumulated dividends divided by the purchase price of the common stock. Dividend reinvestments are subject to a 5% administration fee paid by the Plan.

             WITHDRAWALS

             An employee may withdraw part or all of his/her account balance at any time by giving written notice to the Company. The Company will refund part or all of the balance in the employee's account.

             PARTICIPANT ACCOUNTS

             A stock purchase account shall be maintained by the Custodian in the name of each participant. Authorized payroll deductions shall be held by the Company and credited to the participant's stock purchase account at the end of each calendar quarter. Interest will not accrue or be paid on available funds or any other cash held in a participant's stock purchase account. All dividends paid on Company stock held in a participant's stock purchase account shall be used to purchase additional Company stock.

2.           SUMMARY OF ACCOUNTING POLICIES

             Quoted market prices are used to value investments.

3.           INVESTMENTS

             At December 31, 1994 and 1993 investments were comprised of 13,073 and 8,700 shares, respectively, of General Housewares Corp. Common Stock. The closing market price on December 31, 1994 and 1993 was $14/share and $13/share, respectively. Net unrealized appreciation (depreciation) of investments was $23,573 and ($5,297) in 1994 and 1993, respectively.

4.           FEDERAL INCOME TAXES

             The Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. As a result, participants are not subject to any tax at the time of the purchase of stock at a discount. A favorable letter of determination has not been requested or obtained from the Internal Revenue Service.